

Mail Stop 6010

December 28, 2007

Mr. Mark R. Widmar
Vice President and Chief Financial Officer
Graftech International Ltd.
12900 Snow Road
Parma, Ohio 44130

>   RE: **Graftech International Ltd.**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed March 16, 2007**
>   **Form 10-Q for the period ended September 30, 2007**
>   **Filed November 1, 2007**
>   **File No. 1-13888**

Dear Mr. Widmar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2006 Form 10-K

Selected Financial Data, page 40

1.   We see you indicate herein that your results for the second and third quarter of
        2006 include currency losses within other expense that are incorrectly included in
        the statement of operations related to re-measurement losses for non-dollar
        denominated inter-company loans. We also see you indicate these errors which
        were corrected in the fourth quarter of 2006 resulted in (1) an understatement of
        income from continuing operations of $0.3 million in second quarter of 2006,
        (2) an understatement of income from continuing operations of $4.4 million in
        third quarter of 2006 and (3) an overstatement of income from continuing
        operations of $4.7 million in the fourth quarter 2006. Finally, we see you
        indicated you have determined that the impact of this item in all interim periods
        was not material. Please address the following matters with respect to the noted
        errors:

        •   Confirm our understanding that the referenced errors have not been corrected
            either in the 2006 quarterly financial data disclosed herein or in previously
            filed 2006 interim Form 10-Qs.
        •   Provide us with specific details of the timing, nature and amount of each error,
            why you believe they occurred and when they were discovered.
        •   Provide us with more information as to how you concluded the referenced
            errors were not material either to the quarters they originated in or were
            corrected. Tell us how you considered the guidance at paragraph 29 of APB
            28 and SAB 108. Also, discuss your consideration of the guidance at SFAS
            154. In this regard, make sure you specifically address why you believe the
            disclosed errors were not quantitatively material to your 2006 third and fourth
            quarter earnings.
        •   Provide us with additional information about the changes discussed in the
            "Update to Previously Released Preliminary Unaudited Results" section of the
            filing on page 44, including whether the errors disclosed herein are related to
            the changes.
        •   Tell us how the occurrence of the noted errors factored into your assessments
            of and conclusions about the effectiveness of your internal controls.

Financial Statements and Supplementary Data, page 65

(2) Summary of Significant Accounting Policies, page 75

Foreign Currency Translation, page 78

2.   We note the disclosures herein of your accounting policy for non-dollar
        denominated inter company loans between GrafTech Finance and some of your
        foreign subsidiaries. Please provide us with an analysis of how your stated policy
        complies with GAAP. It appears that your current policy is based on the guidance
        at paragraph 20 of SFAS 52. Please confirm our understanding and provide the
        specific references to this or any other authoritative literature that supports the
        accounting policy disclosed herein. Finally, tell us why your consolidated
        financial statements reflect "re-measurement" gains or losses on *inter company*
        loans.

September 30, 2007 Form 10-Q

Financial Statements, page 3

(1) Interim Financial Presentation, page 6

3.   We note you indicate the results for the nine months ended September 30, 2007
        include expenses associated with your final purchase price adjustment related to
        the sale of your cathodes business in December of 2006, which were made during
        the second quarter 2007. We also note these expenses were for items identified in
        the second quarter that related to the final purchase price settlements recorded in
        the first quarter. This resulted in an 1) understatement of loss from discontinued
        operations in the first quarter of 2007 in the amount of $3.8 million, $2.5 million
        net of tax, and an 2) overstatement of loss from discontinued operations in the
        second quarter of the same amount. Finally, we see you indicate you have
        determined that the impact of this item was not material to the first quarter or
        second quarter. Please address the following matters with respect to the noted
        errors:

        •   Confirm our understanding that the referenced errors have not been corrected
            in previously filed 2007 interim Form 10-Qs.
        •   Provide us with specific details of the nature and amount of each error and
            why you believe they occurred.
        •   Provide us with more information as to how you concluded the referenced
            errors were not material either to the quarter they originated in or were
            corrected. Tell us how you considered the guidance at paragraph 29 of APB
            28 and SAB 108. Also, discuss your consideration of the guidance at FAS
            154.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your

response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant